Exhibit 18

August 8th, 2014

American Independence Corp.
New York, New York

Ladies and Gentlemen:

We have been furnished with a copy of the quarterly report on Form 10-Q of American Independence Corp. (the Company) for the three months ended June 30, 2014, and have read the Company's statements contained in Note 1 to the condensed consolidated financial statements included therein. As stated in Note 1, the Company changed its method of accounting for assets acquired and liabilities assumed by Independence Holding Company (IHC) in connection with its acquisition of American Independence Corp. At the time of the acquisition, the Company continued to account for its assets and liabilities at historical cost in its separate financial statements. In the second quarter of 2014, the Company elected to reflect IHC's basis in the assets acquired and liabilities assumed in the Company's separate financial statements. As a result of the accounting change, those assets and liabilities as remeasured at their fair value as of the date of IHC's acquisition of the Company has been "pushed down" to the financial statements of the Company beginning with January 1, 2013. It should be understood that the preferability of one acceptable method of accounting over another for electing push down accounting outside of a remeasurement event has not been addressed in any authoritative accounting literature, and in expressing our concurrence below we have relied on management's determination that this change in accounting principle is preferable. In accordance with your request, we have reviewed and discussed with Company officials the circumstances and business judgment and planning upon which the decision to make this change in the method of accounting was based.

We have not audited any financial statements of the Company as of any date or for any period subsequent to December 31, 2013, nor have we audited the information set forth in the aforementioned Note 1 to the consolidated financial statements; accordingly, we do not express an opinion concerning the factual information contained therein.

With regard to the aforementioned accounting change, authoritative criteria have not been established for evaluating the preferability of one acceptable method of accounting over another acceptable method. However, for purposes of the Company's compliance with the requirements of the Securities and Exchange Commission, we are furnishing this letter.

Based on our review and discussion, with reliance on management's business judgment and planning, we concur that the newly adopted method of accounting is preferable in the Company's circumstances.

Very truly yours,

/s/ KPMG LLP